SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 May 2012

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..   Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document
1	Capitalisation table as at 31 March 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:		/s/ Susan E. Harris
	Name:	Susan E. Harris
	Title:	Finance Director, Group Finance Lloyds Banking Group plc
11 May 2012

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2012.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2012
(£m)
Capitalisation
Equity
Shareholders’ equity	46,094
Non-controlling interests	695
Total equity	46,789

Indebtedness

Subordinated liabilities	34,351

Debt securities
Debt securities in issue	167,915
Liabilities held at fair value through profit or loss (debt securities)	5,808
Total debt securities	173,723

Total indebtedness	208,074

Total capitalisation and indebtedness	254,863

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 31 March 2012, all indebtedness was unsecured except for £77.1 billion of securitisation notes and covered bonds and £7.1 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 March 2012.

There has been no material change in the information set forth in the table above since 31 March 2012.